Exhibit 99.2


INTERPLAY RECEIVES NASDAQ STAFF DETERMINATION LETTER REGARDING DELISTING FROM NASDAQ SMALLCAP MARKET

IRVINE, Calif., Aug. 15 /PRNewswire-FirstCall/ -- Interplay Entertainment Corp. (Nasdaq: IPLY - News) announced today that the company received a Nasdaq Staff Determination letter on August 14, 2002 indicating that the company failed to regain compliance with the minimum $1.00 bid price per share requirement for continued listing on The Nasdaq SmallCap Market set forth in Marketplace Rule 4310(c)(8)(D). Pursuant to an earlier grace period granted by Nasdaq, the company had until August 13, 2002 to regain compliance with the minimum bid price per share requirement.

Additionally, the Staff informed the company that it was not eligible for an additional 180 calendar day grace period given that the company does not meet the initial inclusion requirements of The Nasdaq SmallCap Market under Marketplace Rule 4310(c)(2)(A). Specifically, the company does not qualify with the $5,000,000 stockholders' equity, $50,000,000 market value of listed securities, or $750,000 net income from continued operations requirement.

Nasdaq informed the company that its securities will be delisted from The Nasdaq SmallCap Market at the opening of business on August 22, 2002, unless the company appeals the Staff's determination no later than 4:00 p.m. Eastern Time on August 21, 2002. The company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff's determination. The hearing request will stay the delisting of the Company's securities pending the Panel's decision. There can be no assurance, however, that the Panel will grant the company's request for continued listing.

About Interplay Entertainment Corp.

Interplay Entertainment is a leading developer, publisher and distributor of interactive entertainment software for both core gamers and the mass market. Interplay develops games for personal computers as well as next generation video game consoles, many of which have garnered industry accolades and awards. Interplay releases products through Interplay, Digital Mayhem, Black Isle Studios, its distribution partners, and its wholly owned subsidiary Interplay OEM Inc.